STEM SALES, INC.

801 West Bay Drive, Suite 418

Largo, FL  33770

September 24, 2014

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington D.C., 20549

Re:

Stem Sales, Inc.

Pre-effective Amendment 2 to Registration Statement on Form S-1

Filed September 24, 2014

File No. 333-197814

Dear Mr. Schwall:

Below are Stem Sales, Inc.’s. (“the Company’s”) responses to the SEC’s Comment Letter dated September 19, 2014.  On September 24, 2014, we transmitted via EDGAR the Company’s Second Amendment to Registration Statement on Form S-1.

Throughout our document we have deleted references to our “founders” and replaced this language with “original shareholders” to provide clarity and uniformity through the disclosure.

Amendment No. 1 to Registration Statement on Form S-1

Prospectus Cover Page, page I-1

1.

We note your revised disclosure that you are offering to sell 1,000,000 shares of common stock at the fixed price of $0.10 per share for the duration of the offering “or until [you] are listed on a national exchange or quoted on the OTCBB.” However, it does not appear that you are eligible to offer the securities at other than a fixed price. Refer to Securities Act Rule 415(a)(4). Please revise.

The Company has amended its filing to use the following language:

“Each share that we are offering has a fixed offering price of $0.10 for the duration of the offering”.

General, page I-4

2.

Please disclose in this section the impact that Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 will have on an investor’s ability to sell or otherwise transfer the securities purchased in this offering while such securities are held in escrow. Similarly, please include such disclosure in those places in your filing where you discuss the lack of liquidity in your common stock and the potential quotation of your common stock on the OTCBB.

We have amended the disclosure to include the language specified for the Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 as follows:

“All securities issued in connection with this offering and any other securities issued with respect to such securities, including securities issued with respect to stock splits, stock dividends or similar rights, shall be deposited directly into the escrow account promptly upon issuance.  Securities held in the escrow account are to remain as issued and deposited and shall be held for the sole benefit of the purchasers.  The purchasers shall have voting rights, if any, with respect to securities held in their names as provided by applicable state law.  No transfer or other disposition of securities held in the escrow or escrow account or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.

Rule 15g-8 of the 1934 Securities and Exchange Act, as amended makes it unlawful for any person to sell or offer to sell any security that is deposited and held in escrow pursuant to Rule 419 under the Securities Act of 1933, as amended or any interest related to such securities shall be permitted other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.”

Rule 419 Requirements, page I-6

3.

You disclose on page I-6 that the registrant may receive up to 10 percent of the proceeds that would otherwise be deposited into the escrow account. Please revise to clarify whether the registrant intends to receive such proceeds in connection with this offering, or whether you intend to deposit all of the proceeds into the escrow account. For example, we note your disclosure on page I-9 that all of the proceeds from the sale of shares of common stock by the company shall be used for a business combination.

We have amended our disclosure to include the following language for clarity.

“All funds received by the registrant from the escrow account except for up to 10% of the proceeds, will be used towards a business combination.”

Risk Factors, page I-10

If we are unable to consummate our initial business combination…, page I-10

4.

Your disclosure in this risk factor suggests that investors could sell their shares prior to a business combination. However, given the restrictions imposed under Securities Act Rule 419(b)(3) and Exchange Act Rule 15g-8 on the transfer of shares of common stock held in the escrow account, it does not appear that investors may do so. Please revise. Similarly, please revise your reference on page I-15 to an investor’s sale of shares in the open market, and your reference at page I-16 to “the aftermarket,” given the restrictions on transferring shares of common stock held in the escrow account.

We have amended our disclosure in this risk factor to include specific language to conform to both Rule 419 and Rule 15g-8.

“If we are unable to consummate our initial business combination, our stockholders may be forced to wait more than 18 months before receiving distributions from the escrow account.

We will have 18 months from the effective date of the initial registration statement to consummate our initial business combination. We have no obligation to return funds to investors prior to such date unless we consummate our initial business combination prior thereto and only then in cases where investors have sought to convert their shares. Only after the expiration of this full time period will holders of our common stock be entitled to distributions from the escrow account if we are unable to complete our initial business combination. Accordingly, investors’ funds may be unavailable to them until after such date and to liquidate your investment, public security holders may be forced to sell their public shares, potentially at a loss.  In addition the holders of the securities purchased in this offering and held in escrow will not be available for sale or transfer by the security holders other than by will or the laws of descent and distribution, or pursuant to a qualified domestic relations order as defined by the Internal Revenue Code of 1986 as amended, or Title 1 of the Employee Retirement Income Security Act, or the rules thereunder.”

We have removed any reference to the sale of shares in the open market and to the aftermarket.

5.

We note that, in response to our prior comment 15, you have removed the risk factor discussing the fiduciary and contractual obligations of your officers and directors. Please tell us why you removed this risk factor. In that regard, we note that you have retained your disclosure on page I-5 that all of your officers and directors currently have certain pre-existing fiduciary duties or contractual obligations.

We deleted the risk factor after detailed discussion by and between our officers and directors that determined that there were no fiduciary or contractual obligations of the officers and directors.  We have further modified our disclosure to remove language that there was a “pre-existing” fiduciary or contractual obligation.  The disclosure now reads:

“To the best of the Officers and Directors knowledge there are no pre-existing fiduciary or contractual obligations that would impact any business combination opportunity presented to us.”

 If third parties bring claims against us…, page I-11

6.

We note your response to our prior comment 14, and reissue the comment, as the revisions do not appear to be related to Rule 419(b)(1)(ii). Please clarify whether the deposit of the funds into your escrow account will comply with Rule 419(b)(1)(ii).

We have revised our document to clarify that we will comply with Rule 419(b)(1)(ii):

“Our placing of funds in the escrow account is to protect those funds from third party claims against us. The escrow account we have established will be at an insured depository institution as that term is defined in Section 3(c)(2) of the Federal Deposit Insurance Act.  The records of the escrow agent will reflect that the funds in the escrow account will be for the benefit of the purchasers of the securities in this offering in order to comply with Rule 419(b)(1)(ii).

Although we will seek to have all vendors and service providers we engage and prospective target businesses we negotiate with execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the escrow account for the benefit of our public stockholders, they may not execute such agreements. Furthermore, even if such entities execute such agreements with us, they may seek legal recourse against the escrow account. A court may not uphold the validity of such agreements and subject the funds in escrow to claims of third parties. Accordingly, the proceeds held in the escrow account could be subject to claims which could take priority over those of our public stockholders. Therefore, the distribution from the escrow account to each holder of shares of common stock may be less than $.10 plus interest, due to such claims.

Additionally, if we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us which is not dismissed, the proceeds held in the escrow account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the escrow account we may not be able to return to our holders of shares of common stock at least $.10.”

The shares beneficially owned by our officers and directors…, page I-14

7.

We note your response to our prior comment 16 and reissue the comment in part, as your amended filing still contains references to “insider shares,” “private shares,” and “private units.” If you retain such references in your next amendment, please revise to clarify the ownership of your officers and directors with respect to such securities.

We have revised our document to clarify the ownership of our officers and directors:

“The shares beneficially owned by our officers and directors will not participate in escrow liquidation distributions and, therefore, our officers and directors may have a conflict of interest in determining whether a particular target business is appropriate for our initial business combination.

Our officers and directors have waived their right to convert their shares, or any other shares of common stock acquired in this offering or to receive distributions with respect to their shares upon our escrow liquidation if we are unable to consummate our initial business combination. Accordingly, these securities may be worthless if we do not consummate our initial business combination. The personal and financial interests of our directors and officers may influence their motivation in timely identifying and selecting a target business and completing a business combination. Consequently, our directors’ and officers’ discretion in identifying and selecting a suitable target business may result in a conflict of interest when determining whether the terms, conditions and timing of a particular business combination are appropriate and in our stockholders’ best interest.”

We will offer each public shareholder the option to vote..., page I-15

8.

We note your response to our prior comment 17. You disclose your intention to seek the “vote” of shareholders to approve the proposed business combination. Please revise your filing to clarify whether you will be asking shareholders to approve the transaction in addition to following the procedures required by Rule 419 with respect to seeking each purchaser’s election to remain an investor after the provision of the prospectus regarding the proposed business acquisition. If you intend to seek such shareholder vote, please revise to clarify the anticipated timing of the vote (and the solicitation of proxies) in the context of the provision of information to investors pursuant to Rule 419(e)(2), and the return of funds if they do not elect to remain investors.

We have amended our disclosure to include the timing of the shareholder vote per Rule 419(e)(2):

“Each public stockholder will have the option to vote in favor of the proposed business combination with his, her or its shares in accordance with Rule 419 of the Securities Act of 1933, as amended.

In connection with any initial business combination, each public stockholder will have the right to have his, her or its shares of common stock vote for or against such proposed business combination. We will consummate our initial business combination only if we have a majority of the outstanding shares of common stock voted in favor of the business combination.  Each shareholder shall have no fewer than 20 business days or more than 45 business days to notify us in writing of their decision to remain an investor in any proposed business combination.”

 Our founders, including our officers and directors, will control a substantial interest…, page I -16

Management’s Discussion and Analysis of Financial Condition and Results of Operation page I-31

Liquidity and Capital Resources, page I-32

9 .

We note that your disclosure on pages I-32 and I-40 suggests that you intend to use interest from the escrow account to fund operations prior to the initial business combination. Please provide your analysis as to whether this complies with Rule 419.

We have revised our document per your comment.  Upon further review management has determined that using the interest from the escrow would not be in accordance with Rule 419.

10.

On page I-32 you reference your obligation “to redeem a significant number of [y]our public shares upon consummation of [y]our initial business combination.” However, this does not appear to comply with Rule 419. Please revise.

We have revised our document to remove the language “to redeem a significant number of [y]our public shares upon consummation of [y]our initial business combination” which is not in compliance with Rule 419.

Liquidation if No Business Combination, page I-39

11.

We note your response to our prior comment 8. However we note that you have retained in this section references to returning the funds “not more than ten business days” after the relevant 18-month period if you have not completed a business combination. Please revise.

We have amended the disclosure to “not more than five days” for consistency.

12.

We note your references in this section to agreements by your executive officers regarding their liability for your debts and obligations. Please file such agreements as exhibits. See Item 601(b)(10) of Regulation S-K.

Our executive officers have orally agreed that they will be jointly and severally liable to pay debts and obligations to target businesses or vendors or other entities that are owed money by us for services rendered or contracted for or products sold to us.  There are no written documents that can be filed under Item 601(b)(10) of Regulation S-K.

13.

We note your disclosure at the bottom of page I-40 regarding conditions for the return of investor funds. However, such disclosure does not appear to comply with Rule 419, or apply to this offering. Please revise.

We have deleted this sentence to comply with Rule 419.

Exhibits and Financial Statement Schedules, page II-2 3.1

14.

We note your response to our prior comment 23 and reissue the comment. Please file your articles of incorporation in a text searchable format.

We have amended our exhibit to be in a text searchable format.

Exhibit 10

15.

Section 3(b) of the escrow agreement does not appear to be consistent with the terms of this offering or Rule 419 with respect to the release of funds to investors. Please advise.

The disclosure in Section 3(b) Exhibit 10 has been modified to read as follows:

“(b)

If there have been no funds deposited with the Escrow Agent on or before _____, 20__ (the “Termination Date”) and the Company has not theretofore notified the Escrow Agent in writing of an extension of the Offering, then the Escrow Agent shall refund to each of the Subscribers the full amount of Subscription Proceeds held by the Escrow Agent for such Subscriber, with payment of interest. Upon disbursement of all of the Subscription Proceeds held by the Escrow Agent as provided in this Section 3(b), this Agreement (except as otherwise provided herein) shall terminate.”

16.

We note your response to our prior comment 26, and reissue the comment. Please tell us whether the Federated Tax Free Obligations Fund satisfies the investment requirements set forth in Rule 419(b)(2).

Our Exhibit 10 has been amended to conform to the requirements of Rule 419(b)(2).

The Company acknowledges that:

•

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ROBERT M. SNIBBE, JR.

Robert M. Snibbe, Jr

President